
11006918

Dear Fellow Shareholders:



Scott C. Petersen
Chairman & CEO

During 2010 we continued to deliver on our strategic business plan, which was focused on driving free cash flow, strengthening our balance sheet, and growing our business through a variety of strategic initiatives. By proactively managing our company through the current economic environment we made significant progress in each of these areas:

- Free Cash Flow: By closely managing our operating expenses, capital investment levels and working capital, we drove a 23% increase in free cash flow, which increased to $80 million in 2010 as compared to $65 million in 2009.

- Balance Sheet: We strengthened our balance sheet by applying over 90% of our cash from operations to paying down the debt outstanding under our Credit Facility, which decreased 20% or $96 million during the year.

- Revenue Diversification Initiative: During 2010, we generated nearly 8% greater revenue per room at higher margins than during 2009 from our revenue diversification initiatives. Hotel Services revenue was up nearly 9% as we sold more services to our hotel customers, while Advertising revenue was up 50%, benefiting from a recovering ad market. Our emerging Healthcare business also generated 9% greater revenue as compared to 2009. Overall our diversified revenues now total approximately $200 million per year and represent 43% of our total revenue. That's more than double the revenue contribution percentage as compared to 2006 when we kicked off this initiative.

- High-Definition (HD) Initiative: We continued to expand our HD room base in 2010. Our HD interactive platform is now in 270,000 of our rooms, or only 16% of our interactive room base, which represents a significant growth opportunity for us in the coming years. Our HD rooms generated 60% greater revenue per room as compared to our analog systems. As we enter 2011, we are experiencing strong interest in our HD interactive television platform and we expect to accelerate its rollout into our best hotels.



I believe that our strategic initiatives are positioning us for growth in 2011 and beyond. As I see it, the core asset of LodgeNet is our 85% market share of the best interactive TV (iTV) rooms served in the North American hospitality market. We provide services to 1.7 million rooms in more than 9,000 hotels throughout the United States, Canada and Mexico, and in those rooms, we touch about half a billion travelers on an annual basis. Our business strategy is focused on unlocking the full value those rooms represent and we believe there is substantial opportunity beyond the returns we are generating from our current analog base today.

As we look to the future, we fully intend to continue as one of the leading innovators in our industry, and we believe our next generation Envision™ iHDTV Platform will continue that tradition. Envision brings the promise of the connected television to the guest room, which we believe will reinvent the in-room experience by connecting guests to the content, information and apps they want and need. By connecting the HD television to "the cloud", we are empowering guests with a user friendly interface to expand their utilization of the best display device in the room. In doing so, we believe we will create new revenue streams and promotional opportunities for both us and our hotel partners.

Our first Envision installation was in January 2011 and we are very pleased with its performance so far. The interactive HD system is providing travelers with our full offering of interactive and information apps created especially for hotels and guests through a dynamic new interface and hotelier portal. Later this year we expect to introduce an expanded array of entertainment apps, which will also provide guests access to a variety of cloud-based, streaming content sources.

In summary, we are continuing to execute on our strategic business plan, and are focused on unlocking the full value of our room base and the long-term relationships we have built with our customers and strategic suppliers. Our strategic initiatives are diversifying our operations and creating new growth opportunities. We are dedicated to maintaining our leadership position in the markets we serve and growing our business for the benefit of our hotel and healthcare customers, their guests, our team members and our shareholders.

Sincerely,



Scott C. Petersen
Chairman & CEO

3900 West Innovation Street
Sioux Falls, SD 57107-7002
605-988-1000 *Phone*
888-LODGENET *Toll-Free*
www.lodgenet.com

LodgeNet.